U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549


                                 FORM 12b-25
                       Commission File Number 000-30872


                         NOTIFICATION OF LATE FILING

                                 (Check One):
[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

     For Period Ended:  December 31, 2004

  [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K

     For the Transition Period Ended:_________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I-Registrant Information


     Full Name of Registrant            TRYCERA FINANCIAL, INC.
     Former Name if Applicable

     Address of principal executive office (Street and number)
                                        170 NEWPORT CENTER DRIVE
                                        SUITE 210
     City, State and Zip Code           NEWPORT BEACH, CA   92660

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                       Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III-Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

          The registrant is currently in the process of responding to staff comments from the SEC regarding a registration statement filed by it on Form S-2. As responses are determined upon working with reviewers, updated information will be included in both the Form S-2 and the Form 10-KSB for the year ended December 31, 2004. The information will be prepared for filing in the annual report within the necessary extension period.


                          Part IV-Other Information

     1. Name and telephone number of person to contact in regard to this notification

               MATTHEW KERPER            949            273-4300
               (Name)                   (Area Code)    (Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes     [ ] No

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     3.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X] Yes     [  ] No

          The registrant estimates a net loss of $(817,628) for the year ended December 31, 2004. This increase is due to a change of control and commencement of operations by the registrant in May of 2004, as reported on Form 8-K filed on May 13, 2004.
          At that time the registrant commenced its financial services and stored value products business. Although operations are in the startup phase of development, the activity results in a significant change in results of operations compared to the corresponding prior year period.

          The registrant had a net loss of $(12,872) for the year ended December 31, 2003.


                           Trycera Financial, Inc.
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2005                   By /s/ Bryan W.  Kenyon
                                           Bryan W. Kenyon, CFO



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